

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Via E-mail
Ryan McKendrick
Chief Executive Officer
Amcol International Corporation
2870 Forbs Avenue
Hoffman Estates, IL 60192

>   **Re:**   **Amcol International Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 001-14447**

Dear Mr. McKendrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis

Results of Operations for the Three Years Ended December 31, 2010, page 26

1. Please confirm in future filings you will revise your discussion of your segment results for each period presented to more thoroughly describe and quantify underlying material activities that generate variances between periods (e.g. discuss how changes in price versus volume contributed the changes in revenue, as applicable, describe and quantify changes in gross profit between periods, etc.). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

Note 2 – Segment, Geographic and Market Information, page 57

2. We note in your earnings releases and related conference calls you discuss the revenues, and margins of several of your product lines. Tell us if your Metalcasting, Specialty Materials, Basic Minerals, Lining Technologies and Building Materials product lines, among others, represent separate operating segments as defined in FASB ASC 280-10-50-1 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by FASB ASC 280-50-10-20 to 25. In this connection, please expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06.a of the Codification of Financial Reporting Policies.

Report of Independent Auditor, page 82

3. We reissue our prior comment 12 from our letter dated October 28, 2009. The audit opinion dated September 22, 2009, for Ashapura Minechem Limited, as of March 31, 2009, makes reference to audit reports issued by other auditors related to certain subsidiaries and joint venture companies of Ashapura. In accordance with Auditing Standards, Section 543 and the requirements of Regulation S-X, Rule 2-05, reports of the other auditors are required to be filed and presented in the Form 10-K. Please amend your filing to present such reports of these other auditors or obtain a revised audit report that does not make reference to other auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining